501 W. Broadway Suite 1100 San Diego, CA 92101-3575	Tel 619.234.5000 Fax 619.236.1995 www.pillsburylaw.com

September 18, 2006

David R. Snyder

Phone: 619.544.3369

Fax: 619.236.1995

dave.snyder@pillsburylaw.com

VIA EDGAR TRANSMISSION AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Daniel F. Duchovny, Special Counsel

Re:	PETCO Animal Supplies, Inc.
Revised Preliminary Schedule 14A filed September 6, 2006 (File No. 000-23574)
Amended Schedule 13E-3 filed September 6, 2006 (File No. 005-44229)

Ladies and Gentlemen:

On behalf PETCO Animal Supplies, Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the comments in the letter from Daniel F. Duchovny, Esq. of the Staff of the Securities and Exchange Commission (the “SEC”) dated September 12, 2006 (the “Comment Letter”) with respect to the above-referenced Revised Preliminary Schedule 14A and Amended Schedule 13E-E. Factual information contained herein is provided by the Company. For your convenience, enclosed are copies of the definitive proxy material (the “Proxy Material”) and Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each of which has been marked to show changes against the previous filings on September 6, 2006. The definitive Proxy Material and Schedule 13E-3 are being filed with the SEC today. Please note the numbered items below correspond to the number of the corresponding comment (set forth in italics below) from the Comment Letter.

Schedule 13E-3

1.	Refer to our prior comment 10. Please file the materials presented by UBS to the special committee on May 8, 2006 as an exhibit to this Schedule.

Response: The UBS May 8, 2006 presentation to the Independent Committee has been filed as an exhibit to the Schedule

13E-3.

U.S. Securities and Exchange Commission

September 18, 2006

Preliminary Schedule 14A

Summary Term Sheet

2.	We reissue comments 6 and 14. Please note that the fairness determination required to be made by Item 1014 of Regulation M-A must be as to the unaffiliated security holders of the issuer, not the buyer in the present transaction. Please note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer.

Response: We have revised the disclosure in the section titled “Summary Term Sheet” to reflect that the Company’s directors and officers are excluded from the definition of “unaffiliated stockholders.” We have revised the disclosure throughout the “Special Factors” section to specify that the merger was found by the applicable parties to be substantively and procedurally fair to the unaffiliated stockholders. We have also revised the disclosure in the “Summary Term Sheet” and “Special Factors--Fairness of the Merger; Recommendation of Our Board of Directors” to address the basis for the Independent Committee’s conclusion that the merger was fair to the unaffiliated stockholders based on the UBS opinion.

The marked copy of the definitive Proxy Material also reflects non-substantive changes made since the September 6, 2006 preliminary filing and to fill in remaining blanks.

We appreciate the time and attention of the staff in resolving these comments.

Very truly yours,

/s/ David R. Snyder

David R. Snyder

Enclosures